Room 4561

March 8, 2007

M. Stephen Walker
Vice President – Finance and
       Chief Financial Officer
Computer Programs and Systems, Inc.
6600 Wall Street
Mobile, AL 36695

      Re: **Computer Programs and Systems, Inc.**
           Form 10-K for Fiscal Year Ended December 31, 2005
           File No. 0-49796

Dear Mr. Walker:

We have reviewed your response letter dated February 23, 2007 and the above referenced filing and have the following additional comments.

Form 10-K for the Year Ended December 31, 2005

Revenue Recognition, page 49

We are considering your responses to comments 1 and 2 of our letter dated January 25, 2007 and have the following additional comments:

1. We note from your analysis of EITF 00-21 that you concluded that the deliverables included in your arrangements should be accounted for as a single unit of accounting. Describe the "model" you use for those arrangements. That is, indicate whether you have concluded that the hardware is a minor deliverable within these arrangements and, therefore, the "remaining" bundled arrangement should be subjected to SOP 97-2. In this regard, it appears that the entire arrangement includes elements within the scope of SOP 97-2 and SAB 104, however, you only have a single unit of accounting.

2. With regard to your recognition of revenue on a "completed module" basis, we have the following comments:

    a. Further explain how you are applying the residual method to these arrangements. That is, explain how you allocate the arrangement fees among the various deliverables. Indicate how you establish VSOE for all undelivered elements for purposes of applying the residual method.

Identify the undeliverable elements when you apply the residual method. If you allocate upon installation of each module, explain how you allocate since it appears from your analysis of EITF 00-21 that you lack VSOE for the software included in each module.

b. We note that the installation of a module is generally completed in 3-4 weeks. Tell us how many modules are typically sold in a single arrangement and whether they are implemented concurrently or sequentially. Is the implementation of a module dependent upon the successful implementation of another module? What is the proportion of your arrangements that include more than one module? Have you regularly sold each type of module on a stand-alone basis?

c. We note that PCS renewals appear to be subject to a single GSA agreement. Tell us whether this understanding is correct or whether PCS associated with each module is the subject of a separate agreement. Tell us whether customers typically renew all PCS at the same time or whether these renewals are accomplished by separate PCS renewal payments.

d. We note that "some" of your General Support Agreements contain a clause limiting the increase in PCS fees to the higher of 5% or the Consumer Price Index. Tell us how you considered such increases in your VSOE analysis and how you determined that such clauses do not preclude establishing VSOE for PCS.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Tamara Tangen at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief